Exhibit (d)(119)

Schedule A

Pursuant to paragraph 3 of this Agreement, each class will pay a management fee at the annual rate set forth in the table below of the average daily net assets of the class (computed in the manner set forth in the Trust’s Trust Instrument) throughout the month.

Class(es)	Investor Class	Institutional Premium Class	Premier Class	Premier II Class
Annualized Rate (bp)	12.0	8.0	5.0	4.0
Effective Date	March 7, 2024	March 7, 2024	June 1, 2024	May 16, 2024

FIDELITY ABERDEEN STREET TRUST on behalf of Fidelity Freedom Index 2070 Fund

By	/s/ Laura M. Del Prato Laura M. Del Prato President and Treasurer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By	/s/ Christopher J. Rimmer Christopher J. Rimmer Treasurer